EXHIBIT 99.3

CHAPARRAL ENERGY, INC. 2019 LONG-TERM INCENTIVE PLAN
RESTRICTED STOCK UNIT AWARD NOTICE
3-YEAR TIME-BASED VESTING

You, the Participant named below (“Participant”), have been awarded the following award of Restricted Stock Units (the “RSUs”) and associated Cash Dividend Rights on the terms and conditions set forth below and in accordance with the Restricted Stock Unit Award Agreement to which this Restricted Stock Unit Award Notice is attached (the “Agreement”) and the Chaparral Energy, Inc. 2019 Long-Term Incentive Plan (the “Plan”):

Participant Name:    ______________________________________

Number of RSUs Awarded:     ________________________________

Award Date:    _____________________________________________

Vesting Schedule:
The RSUs and Cash Dividend Rights will be subject to a restricted period (the “Restricted Period”) that will commence on the Award Date and end on the third anniversary of the Award Date. During the Restricted Period, the RSUs and Cash Dividend Rights will be subject to the restrictions described in the Agreement, provided, however, that the restrictions will be removed (and such RSUs and Cash Dividend Rights will “vest”) as to:

(i)
one third (1/3) of the RSUs (or if such fraction results in a number of RSUs that includes a fraction, then the next lower whole number of RSUs) and related Cash Dividend Rights on the first anniversary of the Award Date, provided Participant is in the continuous employ or service of Chaparral Energy, Inc. (“Chaparral”) or an Affiliate until such date;

(ii)
an additional one third (1/3) of the RSUs (or if such fraction results in a number of RSUs that includes a fraction, then the next lower whole number of RSUs) and related Cash Dividend Rights on the second anniversary of the Award Date, provided Participant is in the continuous employ or service of Chaparral or an Affiliate until such date; and

(iii)
the remaining RSUs and related Cash Dividend Rights on the third anniversary of the Award Date, provided Participant is in the continuous employ or service of Chaparral or an Affiliate until such date.

Please note that this Restricted Stock Unit Award Notice serves as your notice of the Award and is for your personal files. You are not required to sign and return any documents. You will be deemed to accept the Award unless you promptly notify the human resources department of Chaparral in writing that you reject the Award. By accepting this Award, you are agreeing to be bound by the terms of this Restricted Stock Unit Award Notice, the Agreement and the Plan.
CHAPARRAL ENERGY, INC.

CHAPARRAL ENERGY, INC.
2019 LONG-TERM INCENTIVE PLAN

RESTRICTED STOCK UNIT AWARD AGREEMENT

This Restricted Stock Unit Award Agreement (“Agreement”), made and entered into as of the Award Date (as set forth on the Restricted Stock Unit Award Notice), is by and between Chaparral Energy, Inc., a Delaware corporation (“Chaparral”), and the Participant named in the Restricted Stock Unit Award Notice (“Participant”) pursuant to the Chaparral Energy, Inc. 2019 Long-Term Incentive Plan (the “Plan”).

1.    Award of RSUs. Effective as of the Award Date, Chaparral hereby awards to Participant, and Participant hereby accepts, an award (“Award”) of RSUs and Cash Dividend Rights described in Section 2 below on the terms and conditions and subject to the restrictions, including forfeiture, set forth in this Agreement, the Restricted Stock Unit Award Notice and the Plan. Each RSU represents the right to receive one share of Common Stock or a cash payment equal to the Fair Market Value of one share of Common Stock as of the Actual Vesting Date (as defined below), as determined by the Committee in its sole and absolute discretion.

2.    Cash Dividend Rights. In the event that, prior to the Actual Vesting Date, Chaparral declares and pays any cash dividends or distributions in respect of its outstanding shares of Common Stock, the Cash Dividend Rights entitle Participant to receive, on the Actual Vesting Date with respect to each RSU vesting on such date, an additional payment in cash equal to the total amount of cash dividends and distributions paid by Chaparral with respect to a share of its Common Stock during the period beginning on the Award Date and ending on the Actual Vesting Date with respect to such RSU, without interest or adjustment for the passage of time from the date of any such cash dividend. For the avoidance of doubt, no Cash Dividend Rights will result from declared but unpaid dividends.

3.    Vesting and Forfeiture/Payment.

(a)    The RSUs and Cash Dividend Rights will be subject to restrictions during the Restricted Period in accordance with the Vesting Schedule set forth in the Restricted Stock Unit Award Notice. Until the date the restrictions applicable hereunder to a portion of the RSUs and Cash Dividend Rights are removed in accordance with the Vesting Schedule or, if earlier, the date on which the RSUs and Cash Dividend Rights vest pursuant to this Agreement and the Plan, including terms providing for earlier vesting in certain circumstances (such earlier date, the “Actual Vesting Date”), the RSUs and Cash Dividend Rights are subject to being forfeited by Participant.

(b)    As soon as practicable (but in no event later than 30 days) following the Actual Vesting Date, Chaparral will (i) in settlement of the vested RSUs (A) deliver to Participant a number of shares of Common Stock equal to the number of vested RSUs in book entry form free of restrictions or (B) make a lump sum cash payment to Participant in an amount equal to the Fair Market Value of one share of Common Stock as of the Actual Vesting Date multiplied by the number of vested RSUs, such form of settlement to be determined by the Committee in its sole and absolute discretion, and (ii) make a lump sum cash payment to Participant of any accumulated cash dividends or distributions payable under the related vested Cash Dividend Rights. Notwithstanding the preceding sentence, in the event that the Committee determines that making all or a portion of a cash payment under this Section would jeopardize the ability of Chaparral to continue as a going concern, the Committee may delay such payment or portion thereof until the making of the payment or portion thereof would no longer have such effect. The Award will cease to be outstanding upon the earlier of forfeiture or upon settlement of the Award.

(c)    Immediately after termination of Participant’s employment or service with Chaparral and its Affiliates, all RSUs and Cash Dividend Rights that have not by that time become vested and do not become vested as of such date pursuant to the Restricted Stock Unit Award Notice and this Agreement or the applicable provisions of the Plan will be forfeited, and neither Participant nor any of his or her heirs, beneficiaries, executors, administrators or other personal representatives will have any rights whatsoever in and to any of the forfeited RSUs or Cash Dividend Rights.

4.    No Rights As Stockholder. The Award is not an equity interest in Chaparral and will not entitle Participant to any voting rights, rights upon liquidation or other rights of stockholders of Chaparral.

5.    Withholding Taxes. Chaparral and its Affiliates will, to the extent permitted by law, have the right to deduct from any payments made hereunder, including withholding shares of Common Stock, any federal, state or local taxes required to be withheld on account of amounts payable hereunder.

6.    Effect on Employment or Services. Nothing contained in the Plan or in this Agreement will confer upon Participant any right with respect to the continuation of his or her employment by or service with Chaparral or an Affiliate, or interfere in any way with the right of Chaparral or an Affiliate, (subject to the terms of any separate agreement to the contrary) at any time to terminate such employment or service or to increase or decrease the compensation of Participant from the rate in existence at the date of this Agreement.

7.    The Plan and Restricted Stock Unit Award Notice. The terms and provisions of the Plan and the attached Restricted Stock Unit Award Notice are hereby incorporated into this Agreement as if set forth herein in their entirety. In the event of a conflict between any provision of this Agreement and the Plan, the provisions of the Plan will control. Capitalized terms used in this Agreement and not otherwise defined in this Agreement or the Restricted Stock Unit Award Notice will have the respective meanings assigned to such terms in the Plan.

8.    Assignment/Transferability. Chaparral may assign all or any portion of its rights and obligations under this Agreement. The Award and the rights and obligations of Participant under this Agreement may not be sold, transferred, pledged, exchanged, hypothecated or otherwise disposed of by Participant other than by will or the laws of descent and distribution.

9.    Binding Effect/Governing Law. This Agreement will be binding upon and inure to the benefit of (i) Chaparral and its successors and assigns, and (ii) Participant and his or her heirs, devisees, executors, administrators and personal representatives. This Agreement will be governed by and construed in accordance with the internal laws (and not the principles relating to conflicts of laws) of the State of Delaware, except as superseded by federal law.

10.    Funding. The Award is unfunded. Participant’s right to receive payment hereunder will be no greater than the right of an unsecured creditor of Chaparral and Participant will not have any rights in or against specific assets of Chaparral.

11.    Code Section 409A. The Award is intended to be exempt from Section 409A of the Code and any ambiguities herein will be interpreted, to the extent possible, in a manner consistent therewith. Notwithstanding the preceding, no person connected with this Agreement in any capacity, including without limitation Chaparral and any person affiliated with Chaparral and their respective directors, officers, agents and employees, makes any representation, commitment or guarantee that any tax treatment, including without limitation federal, state and local income, estate and gift tax treatment, will be applicable with respect to the Award.